Exhibit 99.9
RioTintoplc
5 Aldermanbury Square
London EC2V7HR United Kingdom
T +44 (o) 20 7781 2000
F +44(o) 20 77811800
Press release
Rio Tinto strengthens Oyu Tolgoi management team
12 February 2008
Rio Tinto chief executive Tom Albanese today announced that Keith Marshall has been appointed to the Oyu Tolgoi project team as managing director of Ivanhoe Mines Mongolia, Inc. Keith will be responsible for developing the overall project and will take a leading role in the ongoing Investment Agreement negotiations with the Mongolian Government.
Keith is currently managing director of Palabora Mining Company in South Africa where he successfully took the underground from an advanced project stage to a stable operation that consistently achieves production rates in excess of the original design capacity. Keith has had a long and successful career with Rio Tinto focused on project management and operations, including at Greens Creek in Alaska, and also in South America.
Oyu Tolgoi is owned by Ivanhoe Mines Ltd., in which Rio Tinto currently holds a 10 per cent interest. Oyu Tolgoi is one of four of the largest undeveloped copper projects in the world in which Rio Tinto has an interest. It is currently scheduled to come into production in 2011 and reach production levels of 440,000 tonnes of copper and 320,000 ounces of gold per year.
Oyu Tolgoi is well positioned to the growing Asian copper markets. The project will also bring substantial benefits to the local community and the people of Mongolia. Keith Marshall’s experience in both copper and in developing countries will be invaluable as the project moves through the negotiations with the Mongolian Government and the finalisation of community and training and employment programmes. Rio Tinto’s and Ivanhoe’s objective is to develop Oyu Tolgoi in a sustainable, mutually beneficial manner for their shareholders and for the Mongolian people.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
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Rio Tinto

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